SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Third Quarter 2019 Earnings Presentation.

3rd QUARTER 2019 EARNINGS WEBCAST NOVEMBER 8TH, 2019 TRANSFORMING LIVES THROUGH ENERGY YPF

IMPORTANT NOTICE Safe harbor statement under the US Private Securities Litigation Reform Act of 1995. This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer to sell or the solicitation of any offer to buy any securities of YPF S.A. in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an exemption from such registration. Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-12102 available on the SEC website www.sec.gov. Our estimates of EURs, included in our Development Costs, are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized, particularly in areas or zones where there has been limited history. Actual locations drilled and quantities that may be ultimately recovered from our concessions will differ substantially. Ultimate recoveries will be dependent upon numerous factors including actual encountered geological conditions and the impact of future oil and gas pricing. Unless otherwise indicated, the calculation of the main financial figures in U.S. dollars is derived from the calculation of the consolidated financial results expressed in Argentine pesos using the average exchange rate for each period. For Q1, Q2 and Q3 of 2019, the calculation of the main financial figures in U.S. dollars is derived from the sum of: (1) YPF S.A. individual financial results expressed in Argentine pesos divided by the average exchange rate of the period and (2) the financial results of YPF S.A.’s subsidiaries expressed in Argentine pesos divided by the exchange rate at the end of period.

THE ARGENTINE CONTEXT Political uncertainty between general and primary elections Devaluation of peso Weak economic activity Freeze on crude and fuel prices Continued deterioration of natural gas prices

TOTAL IFR # of people injured for each million hours worked 2009 – 9M 2019 SAFETY AND SUSTAINABILITY ARE EMBEDDED IN OUR DAILY ACTIVITY AND CORPORATE STRATEGY 2018 Sustainability Report published

3rd QUARTER 2019 Net shale oil production up 54.9% Revenues of USD 3,309 million (-12.6%) Adjusted EBITDA(1) of USD 977 million (-15.0%) Operating cash flow of USD 1,196 million (+18.9%) CAPEX of USD 810 million (-4.8%) Adjusted EBITDA = Operating income + Depreciation and impairment of property, plant and equipment + Depreciation of right-of-use assets + Amortization of intangible assets + unproductive exploratory drillings. Excludes IFRS 16 and IAS 29 effects. Hydrocarbon production flat at 530 Kboe/d Main figures

ADJ. EBITDA DECREASED IN Q3 2019 IN USD MAINLY AFFECTED BY THE UPSTREAM SEGMENT Includes principally depreciation of property, plant and equipment, depreciation of right-of-use assets and amortization of intangible assets and unproductive exploratory drillings. (1) (1) ADJUSTED EBITDA (In Millions of USD)

FINANCIAL DISCIPLINE: FUNDING CAPEX WITH INTERNAL CASH FLOW GENERATION (2) Free Cash Flow = Cash Flow from Operations minus CAPEX – M&A. CONSOLIDATED STATEMENT OF ADJUSTED CASH FLOW (1) (In Millions of USD) CUMULATIVE FREE CASH FLOW (2) (In Millions of USD) (1) Cash and equivalents at the beginning of Q3 2019 were converted to USD using the June 30, 2019 exchange rate of Ps 42.36 to U.S $1.00. Cash and equivalents at the end of Q3 2019 were converted to USD using the September 30, 2019 exchange rate of Ps 57.49 to U.S $1.00.

FINANCIAL DISCIPLINE: SUCCESFULLY MANAGING OUR SHORT TERM MATURITIES 8 PRINCIPAL DEBT AMORTIZATION SCHEDULE (1) (2) (In Millions of USD) As of September 30, 2019. Excludes IFRS 16 effects. Converted to USD using the September 30, 2019 exchange rate of Ps 57.49 to U.S $1.00. Includes cash & equivalents, including Argentine sovereign bonds BONAR 2020 and BONAR 2021. Net debt is calculated as total debt less cash & equivalents. Net debt to LTM Adj. EBITDA calculated in USD. Net debt at period end exchange rate of Ps 57.49 to U.S $1.00 and LTM Adj. EBITDA calculated as sum of quarters. ~90% of our cash & debt denominated in USD Average interest rates of 7.6% in USD and 55.8% in Pesos Average life of 6.23 years Net Debt /LTM Adj. EBITDA 1.98x (3)(4) (3) DETAILS OF Q3 2019 Bonds Trade financing Bank loans

PRODUCTION BREAKDOWN (KBOE/D) Conventionals Shale + Tight +2.8% QoQ TOTAL HYDROCARBON PRODUCTION REMAINED STABLE DRIVEN BY SHALE GROWTH 0.2% 72% 65% TOTAL PRODUCTION (KBOE/D)

RAMP-UP IN SHALE ACTIVITY BROUGHT PRODUCTION UP 77% YoY 32 NEW WELLS IN Q3 2019 18 ACTIVE RIGS +77.1% +100.6% +24.7% QoQ +54.9% NET SHALE O&G PRODUCTION (KBOE/D) AVERAGE CUMULATIVE OIL PRODUCTION (KBBL; STANDARDIZED AT 2,000 meters)

LOMA CAMPANA: CONTINUOUS COSTS IMPROVEMENT; SWITCHING TO HDC SHALE OIL STAGES & WELLS HORIZONTAL LENGTH DEVELOPMENT & OPEX COST (USD/BOE) COMPLETION COST (KUSD/stage) DRILLING COST (USD/lateral foot)

NATURAL GAS PRODUCTION (MM3/D) GAS REALIZATION PRICE (USD/MMBTU) STRONG NATURAL GAS PRODUCTION DUE TO SEASONAL DEMAND; ENVIRONMENT OF LOWER PRICES Avg. Sep 3.5

INCREASED PROCESSED VOLUMES AND EXPORTS AMID LOWER INTERNAL DEMAND +2.6% SALES OF REFINED PRODUCTS (KM 3) -0.4% -1.8% -5.6% CRUDE PROCESSED (KBBL/D)

FUELS BLENDED PRICE VS IMPORT PARITY(3) (% VARIATION) DOWNSTREAM ADJUSTED EBITDA(1) (2) Excluding inventory revaluation (USD per refined barrel) Amounts in Argentine Pesos converted to USD using the applicable FX rate on the date in which revenues and expenses were recognized. Please note that these figures may differ from the EBITDA expressed in USD that is disclosed in table 5.5 of YPF’s Quarterly Consolidated Results report. Net of commissions, deductions, freights, turnover tax and other taxes. RECOVERY IN DOWNSTREAM MARGIN; FREEZE IN PRICES WIDENED GAP WITH IMPORT PARITY Import parity includes international reference price for heating oil, RBOB and biofuels, each of them weighted by sales volumes of our regular and premium diesel and gasoline. Fuels blended prices and Import Parity prices based on monthly average prices. (*) October and November 2019: preliminary data. January 2018 = base 0. (

CURRENT PRICES AT THE PUMP AT LOW HISTORICAL LEVELS FUELS BLENDED PRICE AT THE PUMP (1) (USD/liter) (1) Weighted by sales volumes of our regular and premium diesel and gasoline. (*) October and November 2019 prices are preliminary. November 2019 prices as of November 1st 2019.

Focus on financial discipline Transition of natural gas market Challenging fuel pricing scenario 2019 Guidance Update SUMMARY Adjusted EBITDA $3.7bn CAPEX $3.2bn Production -3% area Net Leverage 2.15x area Unconventional production growth compensating conventional production decline Active portfolio management

QUESTIONS AND ANSWERS 3rd Quarter Earnings Webcast

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 8, 2019	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer